WiFi for astronauts (First Internet Service Provider in space)

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solstarspace.com Santa Fe NM

Software | Infrastructure | Space | Aerospace | Tech

LEAD INVESTOR



Tom Dolezal

The space economy is growing rapidly, with multiple sources projecting it to be worth over a trillion dollars by 2030. With that significant size, there will be a dire need for communication with Earth and across space; that's where Solstar comes in. Whether it be communicating with or monitoring astronauts, satellites, space stations, space tourism, space hotels, or numerous other space related ventures that will likely pop up in the coming years, there are countless applications in which to use Solstar's IP protected technology. Brian and his team are the right people for the job - they bring decades worth of space industry experience, several levels of depth and breadth of startup experience, a multitude of industry connections, and a passion to deliver excellence to all stakeholders. They have continuously delivered results, such as three successful spaceflights, an Air Force contract, and currently submitting multiple proposals worth millions of dollars. While no investment is guaranteed, I believe that Solstar's valuation will continue to climb, with the possibility of being a $1B+ unicorn. I have no doubt that, if the stars align as they intend, we will all prosper, and I hope that you can join us.

Invested $10,000 this round & $10,000 previously

Highlights

1. Get in on the ground floor of an exciting commercial space co. that has already had 3 successful spaceflights
2. Solstar demonstrated the first commercial WiFi hotspot in space and Tweet from space.
3. Be able to watch future rocket launches with Solstar WiFi on-board, knowing you helped Solstar achieve its goals

3. Be able to watch future rocket launches with Solstar WiFi on-board, knowing you helped Solstar achieve its goals

4. Be a part of a company that is building a Space Wide Web that helps humanity become a multi-planetary species
5. Solstar has a Space Act Agreement with NASA to test internet, voice, and WiFi technologies in space
6. Founder has 30+ years of experience in the commercial space and satellite industries, including six years at NASA
7. Solstar has proprietary space communications technology and won an Air Force contract in April 2021
8. If the stars align as we intend, Solstar and its investors will prosper greatly together

Our Team



M. Brian Barnett Founder & CEO

As a serial entrepreneur, I have invested and risked millions of my own money starting, growing, closing, and re-building satellite and space companies. And I've worked at NASA and KPMG. I will be an honest and wise steward of our investors' money.

The commercial space industry is growing, and while other companies are focusing on building spacecraft, we identified a gap in the market for secure space communications. We want to satisfy our customer's needs by providing them with reliable connections to people and their valuable assets in space from take off to landing.



Dr. Mark Matossian Co-Founder, Aerospace Engineer

Senior executive spanning business development, engineering and international operations. Proven success in multiple verticals including synthetic aperture radar (SAR) and optical imaging, telecom, mobile technologies and cloud data centers.



Jon Cunningham Chief Financial Officer

Jon is a seasoned management/financial consultant with over 27 years of hands-on experience in launching new businesses, diversifying revenue lines and growing overall enterprise value for founders, shareholders and employees within



Charles D. Walker Advisor

World's First Commercial Astronaut, Career in the aerospace industry since 1977. Astronaut on three Space Shuttle flights.



Dr. James Vanderploeg Advisor

Dr. James M. Vanderploeg, MD, MPH is an Adjunct Professor of Aerospace Medicine in the Department of Preventive Medicine and Community Health at the University of Texas Medical Branch, Galveston, Texas.



Paul Frey Space and Ground Operations

An experienced Program Manager and GIS/Remote Sensing professional with advanced technical skills and a proven ability to manage complex operations. Silicon Valley experience and longtime employee at Google, Terra Bella, and YouTube,



Ian Kelly Senior Programmer

Played key role in achieving first Commercial WiFi in Space. Many years with multiple Silicon Valley Startups.



Charlie Whetsel Senior Linux Programmer

Sr. Site Reliability Engineer-Linkedin, Skilled in Linux Admin, Programming, Integration. Many years as senior programer at LinkedIn and other Silicon Valley startups.



Stephen Barnett Payload Integration Specialist

Played key role in WiFi-to-Space success. Currently studying business at the University of NM. Stephen started supporting Solstar since its earliest stages.



Isabella Barnett Social and Environmental Responsibility Coordinato

sabella has provided graphic design and other business support to Solstar since 2014. She designed the highly sought after mission patch for the #FirstWiFiinSpace spaceflight in April 2018.



Carlos Ivorra Communications Lead & Visibility

Mr. Ivorra, Communications Lead for Solstar has worked for International Organizations for over 5 years. Carlos has been an asset for institutions such as the European Space Agency, International Space University, European Parliament, Etc...



Tasmia Tahmid Satellite Engineering and Regulatory

Ms. Tasmia, has over 11 years of experience working in Space and Telecom Regulatory Sector. She worked as the Deputy Director (Spectrum Management Division) in BTRC. She has been involved with the country's first Satellite launching initiative.



Lisa Dreher Marketing Specialist Consultant

Lisa Dreher, Managing Director, GuideForce and President, Mobile Satellite Users Association, has 25+ years of business development, product, and marketing experience in the satellite and information technology and communications (ICT) industries.



Frankie Arvelo Corporate Counsel

Frankie Arvelo is an experienced attorney with a demonstrated history of working with founders on issues that shape their companies. He's operated on both sides of exit events and has helped founders reach successful exits.

Providing the first-ever Commercial WiFi in Space — Making History.

Solstar
@SolstarOFFICIAL

What a view of Planet Earth. Brought to you live from Space – this tweet from Solstar's Space Communicator on board #NewShepard ! Connecting People and Things in Space to Earth #WiFiInSpace

8:14 AM - 18 Jul 2018

We flew our Schmitt Space Communicator SC-1x prototype onboard Blue Origin's rocket 'New Shepard' on April 29th, and again on July 18, 2018. On the rocket's ascent, a Tweet sent via the onboard Solstar WiFi equipment connected to our satellites and became the first commercial Tweet posted from space.

Both times we were able to demonstrate our WiFi hot spot service inside the crew capsule that can be used by WiFi-enabled payloads and payload specialists. We made history, and our Schmitt Space Communicator was accepted into the Smithsonian's National Air and Space Museum's collection. It is tentatively scheduled to be displayed in the new *Living in the Space Age* exhibit in 2025.


Solstar Founder & CEO M. Brian Barnett's Story
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Interview with Charlie Walker - World's 1st Commercial Astr...
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Mr. Charlie Walker
World's First Commercial Astronaut and Solstar Advisor
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There is no commercial Internet Service in space.

Private researchers and companies on earth can't communicate with space assets in a modern, convenient manner (like with their smartphones, tablets or laptops).



Solstar is the first commercial Internet Service Provider (ISP)
for outer space.

Solstar's high-speed, reliable, and easy-to-use space communications platform leverages the latest commercial satellite networks. The company's routers, WiFi hotspots, and satellite space communicators deliver internet to your desktop with 24/7 customer care.





Solstar CEO M. Brian Barnett with NASA Administrator Jim Bridenstine (March 2020)

We flew *twice* with Blue Origin's spaceship.



UE ORIGIN

Solstar Team with New Shepard Crew Capsule Celebrating First Commercial Wi-Fi in Space (photo courtesy of Blue Origin)

Our three successful spaceflights have positioned Solstar as the market leader.



Solstar WiFi Hotspot Inside!
#TextsToSpace
November 2013
Photo courtesy Blue Origin
First Commercial WiFi/Tweet in Space
April 29, 2018
Photo courtesy Blue Origin
Internet connection from Launch to Landing
July 18, 2018



Solstar Positioned to be Market Leader
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The opportunity

The only place in space with Internet is on the International Space Station and can only
be used by a few people using government-owned satellites (TDRSS). NASA is retiring its own satellites and wants to purchase commercial satellite communications services. Solstar is in the prime position to provide these services to NASA.



NASA TDRSS Satellite (aging, to be retired)



Solstar communication services can ensure mission success.

Our team


Solstar Space Company Team
Solstar Space Co.
M.Brian Barnett
CEO
Dr.Mark Matossian
CO-Founder
Jon Cunningham
CFO
Dr. Alan Stern
Advisor
Charles D. Walker
Advisor
Dr. James Vanderploeg
Advisor
1
Solstar Proprietary


Solstar Space Company Team
Solstar Space Co.
Paul Frey
Space and Ground
Operations Manager
Ian Kelly
Senior Programmer
Charlie Whetsel
Senior Linux
Programmer
Stephen Barnett
Payload Integration
Specialist
Isabella Barnett
Social and Environmental
Responsibility Coordinator
1
Solstar Proprietary


Solstar Space Company Team


Solstar Space Co.
Carlos Ivorra
Communications Coordinator
Tasmia Tahmid
Satellite Engineering and Regulatory
Lisa Dreher
Marketing Specialist Consultant
1
Solstar Proprietary

Space WiFi is Extremely Complicated


YOU MIGHT THINK, "OF COURSE, THERE'S INTERNET ACCESS IN SPACE. WHAT DO THE ASTRONAUTS USE?"
WELL, THEY USE INFRASTRUCTURE PROVIDED BY THE GOVERNMENT, WHICH WILL BE TOTALLY INADEQUATE TO MEET THE BURGEONING DEMAND AS WE BECOME A SPACEFARING CIVILIZATION. THAT'S WHERE SOLSTAR SPACE CO. COMES IN, AND WE HAVE THE DISTINCTION OF FACILITATING THE FIRST COMMERCIAL TWEET FROM ORBIT.

There's a reason why none of the new commercial space companies have developed their own onboard WiFi yet - the technology is really complex. It's not just the functionality of the equipment, but also the calibrations necessary to connect a rapidly-moving rocket to satellites.

No company has the billion-dollar infrastructure of NASA that allows them to easily communicate with Earth. But this technology is massively important for the future of commercial space travel. It will make experiments, planning, and basic travel infinitely easier. As space travel becomes more popular, this communication will be vital to safe, widespread interstellar trips.





This is where our founder, Brian Barnett, comes in. As a 30-year veteran of the commercial space industry who started his career at NASA, he's one of the few people on the planet qualified to lead the charge on this ambitious technology. This photo is of Brian on the Space Shuttle in 1991.

Because there are only a few commercial space companies in the U.S., this experience is crucial to our success. Brian has built the relationships necessary to get in the door with these companies -- plus the technical expertise to deliver on those relationships.

Let's Connect Earth to Space Together

Dear Investors,

We are thrilled for your interest in Solstar Space Company. Because of popular demand, Solstar decided to offer this opportunity to invest in our planet-changing commercial space company! We have been quite successful on our previous two crowdfunding rounds, and we have raised $2M in outside funding. Recently, we have had an overwhelming number of requests from people like you who share our vision and want to be a part of our journey to build a Space Wide Web. So, we have decided to pursue another raise.

Solstar is the company that demonstrated the first WiFi hotspot inside of a spaceship, when we accomplished that twice aboard Blue Origin's New Shepard crew capsule. And we posted the first commercial Tweet from space that day to prove our hotspot was working. That accomplishment was very historic and took around ten years to make happen. It was so historic that our Schmitt Space Communicator is planned to be displayed at the Smithsonian Air & Space Museum in 2025! Those are huge milestones in our history, but we have many, many more ideas for the future.

We are at an inflection point in the history of commercial space industry. Billions of dollars of private investment are flowing into the commercial space industry because of the vast opportunities to develop space resources. To do this, communication is key. That is why Solstar is leading the effort to provide commercial space communications, and there is no other company with the experience, know-how, and international network to make this happen.

I, like probably many of you, have dreamed of being an astronaut since I was a boy watching the Apollo moon landings on black and white TV with my Mom and Dad. Well, I have done my best to follow my dream. I began my adventure to land a job at NASA starting in college. This was during the space shuttle days in the 1980s, and I wanted to be a commercial astronaut when this idea was just happening. During spring break my senior year, I went to see Deke Slayton, one of the original Mercury astronauts (*The Right Stuff*) who had his own rocket company at that time. His small company was not needing people, but he was so

gracious and made some calls to his comrades at NASA Houston that day. I did not land a space job in Houston on that trip, but I had made this great contact in legendary astronaut, Deke Slayton.

Then I decided to move to Huntsville, Alabama, (*Rocket City USA*) the place where the Saturn engines propelling astronauts to the moon were developed. I did not know anyone in Huntsville, but I had a graduate scholarship in hand and the unquenchable will to find a NASA job. But it was taking longer than I expected it should to find a job at NASA. I was really feeling discouraged-- I needed to somehow get on base to interview at NASA but I knew nobody there. So, one day, I called Deke Slayton back in Houston from a payphone in the university library. First, I asked him if he remembered who I was, and he said yes! Then I asked him if he had any friends at NASA Marshall Space Flight Center (MFSC) that I could call to at least get on base and start a dialogue. He gave me a couple of managers' names, so I got on the phone and called them and was able to score some interviews. Five months later, I received that most beautiful call from Jim Downey at the Payload Projects Office welcoming me aboard at NASA. That was one of the best days of my life! I am forever grateful to Deke Slayton and my first manager at NASA, Mr Jim Downey! Rest in peace, both of you.

My first day at NASA was January 5, 1987, and I will always remember that day. I finally was given my big break. After NASA, I moved to the private space business sector. Solstar Space Company represents a culmination of my 30-year career at NASA, the mobile satellite services (MSS) industry, and in the commercial space industry. Solstar Space is my 3rd satellite communications start-up. Because of that experience, I think I am the most qualified person on the planet to make the Solstar vision happen.

Thank you for taking the time to evaluate the Solstar investment opportunity and for having the confidence in me and the Solstar Team. I can assure you that if you invest, this will be an exciting ride as we help create commercial communications for the commercial space industry of the future together.

Very Truly Yours,



M. Brian Barnett

President and CEO


Congratulations


SOLSTAR

Solstar Space Company CEO M. Brian Barnett

Our Progress So Far



July 2018, after our second successful test flight with Blue Origin (photo courtesy of Blue Origin)

We have proven our technology on three successful spaceflights. With a successful Wefunder raise, we'll dedicate most of the investment dollars to the product development of our software app, small satellite space communicators, flight communicators, and routers for space agencies and commercial space stations and spacecraft. We'll also be able to increase our sales and marketing efforts, allowing us to open more accounts with more commercial space companies.





Solstar CEO M. Brian Barnett with former NASA Astronaut and namesake of the Schmitt Space Communicator, Harrison 'Jack' Schmitt (Photo credit: Albuquerque Journal)

We're at a Unique Time in Commercial Space Travel

Solstar wouldn't have been possible even 10 years ago. But with the rise of private commercial space companies like Blue Origin, Space X, and Virgin Galactic, there's a new need for specialized services within space travel. As a service company, our revenue model will be either wholesale contracts or charging by usage, similar to the WiFi services provided on airplanes. This way, we'll be able to work with multiple contracts and bring in consistent recurring revenue.


Solstar Total Addressable Market (TAM)
Space-to-Space Communications/Space IOT Market
NASA
DOD
International Space Agencies
Commercial Space Stations
Space Tourism/P2P
Commerical/SmallSats/IOT
Solstar

Forward-looking projections cannot be guaranteed.

Downloads

Solstar Pitch Deck Wefunder.pdf